FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.
 (Translation of registrant’s name into English)

Reconquista 199, 1006
Buenos Aires, Argentina
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	“Letter to CNV regarding ordinary and extraordinary shareholders’ meeting, dated May 6, 2003.”

Buenos Aires, May 6, 2003.

Ref.  Ordinary and Extraordinary Stockholder’s Meeting

In reference to the Ordinary and Extraordinary Stockholder’s Meeting, following article 3 and 4 of the CNV (Comisión Nacional de Valores), regulation 368/01, we hereby infom:

1) The Board of Directors is composed as follows:

President:	Jorge Bledel (non- independent)
Vice president:	Juan Ignacio Gimenez Echeverría (non- independent)
Directors:	Marcelo Canestri (non- independent)
Javier D’Ornellas (independent)
Oscar Miguel Castro (independent)

Alternate Directors	Martín Ezequiel Zarich (non- independent)
Carlos Horacio Peguet (non- independent)

2) Election of three permanent and three alternate “síndicos” to constitute the Inspection Committee until December 31, 2003.

Permanent “síndicos”:	Hugo Alberto Luppi
Carlos Bernardo Srulevich
Jorge Eduardo Ferro

Alternate “síndicos”:	Lidia Beatriz Prychodzko
Oscar Ventrice
Juan Carlos Yemma

2)

In connection with the appointment of the independent accountant to audit the 2003 Annual Financial Statements - in accordance with Decree 677/2001 and 400/2002, which requires the auditor to present a sworn statement to CNV (Comisión Nacional de Valores), this item will be treated in a future Stockholder’s Meeting to be summoned on May 30, 2003 at 4PM. The Meeting will take place in Rivadavia 409, 2° Floor.

4) We attach the summary of the items voted in the Stockholder’s Meeting held on April 30, 2003.

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS´ MEETING OF BANCO FRANCES HELD ON APRIL 30, 2003, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

          Item 1 : Election of two stockholders to approve and sign the minutes of the Stockholders’ Meeting.

Mr. Juan Duggan and Mr. Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders’ Meeting.

This resolution was approved and obtained:

Votes in favor:	330,699,766	99.63%
Votes against:	3,957	0.00%
Abstentions:	1,192,146

          Item 2: Approval of the Directors’ Report, Annual Financial Statements, Report of the Inspection Committee and Auditors’ Report, for the fiscal year Number 128, ended December 31, 2002.

This resolution was approved and obtained:

Votes in favor:	318,107,000	86.41%
Votes against:	4,794	0.00%
Abstentions:	13,784,075

          Item 3: Approval of the performance of the Board of Directors and Inspection Committee.

This resolution was approved and obtained:

Votes in favor:	322,883,738	87.71%
Votes against:	23,022	0.01%
Abstentions:	8,989,109

          Item 4: Earnings distribution.

The Board of Directors informed that the Central Bank - through its Comunicación “A” 3574 - has suspended the payment of dividends for financial entities.  Thus, this item was not voted.

          Item 5: Compensation of the members of the Board of Directors (appropiated amount: $553,411.77) for the fiscal year ended December 31, 2002, which registered a net loss computable under CNV (Comisión Nacional de Valores) standards.

In accordance with article 261 of the Ley de Sociedades Comerciales and Chapter III of General Resolution 368 (articles 4 and 5), of the CNV (Comisión Nacional de Valores), whenever there is no dividend payment to stockholders, the compensation of the members of the Board of Directors is limited to up to 5% of computable net income.  If such limit is exceeded, stockholders are required to approve the compensation paid to the members of the Board of Directors at a shareholders’ meeting.

This resolution was approved and obtained:

Votes in favor:	328,663,058	89.28%
Votes against:	134,359	0.04%
Abstentions:	13,784,075

          Item 6: Compensation of the members of the Inspection Committee (appropriated amount: $60,000) for the fiscal year ended December 31, 2002, which registered a net loss computable under CNV (Comisión Nacional de Valores) standards.

This resolution was approved and obtained:

Votes in favor:	328,680,127	89.28%
Votes against:	139,168	0.04%
Abstentions:	3,076,574

          Item 7: Establishment of the number of Directors and, if necessary, ensuing election of new Directors.

Following the resignation of Messrs. Jaime Guardiola, Amadeo Vázquez and Ignacio Sánchez Asiaín-Sánz, who served as permanent Directors of the Board, and Messrs. Martín Zarich and José María Ayala Vargas, who served as alternate Directors, the number of members of the Board of Directors was fixed at five and the alternate members remained in two. Messrs. Jorge Bledel and Juan Ignacio Giménez Echeverría were appointed as non-independent permanent members and Mr. Oscar Castro was appointed as an independent permanent member.  Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were appointed to serve as non-independent alternate members.  All mandates will be for a three-years period.

This resolution was approved and obtained:

Votes in favor:	328,724,575	89.30%
Votes against:	106,272	0.03%
Abstentions:	3,065,022

          Item 8: Election of three permanent and three alternate “síndicos” to constitute the Inspection Committee until December 31, 2003.

Public Accountants Hugo Alberto Luppi, Carlos Bernardo Srulevich and Jorge Eduardo Ferro were elected to serve as a permanent member of the Inspection Committee and Lidia Beatriz Prychodzko, Oscar Ventrice and Juan Carlos Yemma were elected to serve as alternate members of the Inspection Committee. All mandates will be for a period of one year, which is to end on December 31, 2003.

This resolution was approved and obtained:

Votes in favor:	330,702,835	99.64%
Votes against:	102,894	0.00%
Abstentions:	1,193,034

          Item 9: Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year January – December 2002.  Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant – Pistreli, Díaz y Asociados and Deloitte & Co - for auditing the Financial Statements for the fiscal year ended December 31, 2002, was set at Ps. 770,650.

In connection with the appointment of the independent accountant to audit the 2003 Annual Financial Statements - in accordance with Decree 677/2001 and 400/2002, which requires the auditor to present a sworn statement to CNV (Comisión Nacional de Valores), this item will be treated in a future Stockholder’s Meeting to be summoned on May 30, 2003.

This resolution was approved and obtained:

Votes in favor:	330,703,720	99.64%
Votes against:	97,182	0.00%
Abstentions:	1,192,149

          Item 10: Banco Francés bylaws

          Amendment to the bylaws to exclude the company from the “Statutory Optional System of Public Offering with Mandatory Acquisition” (Decree 677/01, Chapter VI).  It is proposed to add the following paragraph to Section 1 of the Company’s Bylaws: BBVA Banco Francés S.A. is a “Company Not Adhering to the ‘Statutory Optional System of Public offering with Mandatory Acquisition’ as provided in section 24 of Decree 677/2001.

                    The new section 1 of the Bylaws shall read as follows: The corporation (sociedad anónima) organized under the name “Banco Francés S.A.”. will continue doing business  under the name BBVA Banco Francés S.A. The company has legal domicile in the jurisdiction of Buenos Aires City and special domiciles for existing branches or branches to be set up in the future, both in the Argentine Republic and abroad, according to the current legislation for financial institutions. BBVA Banco Francés S.A. is a “Company Not Adhering to the ‘Statutory Optional System of Public offering with Mandatory Acquisition’ as provided in section 24 of Decree 677/2001”.

This resolution was approved and obtained:

Votes in favor:	318,048,391	86.40%
Votes against:	12,642,319	3.43%
Abstentions:	1,205,159

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Date: May 6, 2003	By:	/s/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA

	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager